

Mail Stop 4628

August 21, 2017

Cui Rongfeng
Chief Executive Officer
TDH Holdings, Inc.
c/o Qingdao Tiandihui Foodstuffs Co. Ltd.
Room 1809, Financial Square
197 Shuangzhu Road, Huangdao District
Qingdao, Shandong Province
The People's Republic of China

> **Re: TDH Holdings, Inc.**
> **Registration Statement on Form F-1**
> **Filed August 11, 2017**
> **File No. 333-219896**

Dear Mr. Cui:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Tax Matters Applicable to U.S. Holders of our Shares, page 78

1.   We note that PRC counsel is using a short-form tax opinion. Please revise your disclosure to identify counsel, state that the discussion constitutes the opinion of counsel and clearly identify the opinion being rendered. Refer to Section III.C.2 of Staff Legal Bulletin 19. In addition, please have counsel revise their opinion to reflect that the registration statement was filed August 11, 2017.

Exhibits

2.   Please file the opinions of Harney Westwood & Riegels and Schiff Hardin LLP referenced under Legal Matters with your next amendment.

Closing Comments

You may contact Lily Dang, Staff Accountant, at (202) 551-3867, or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: F. Alec Orudjev
       Schiff Hardin LLP